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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ROPER INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	51-0263969
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

 6901 Professional Parkway East, Suite 200
Sarasota, Florida 34240
(Address of principal executive offices) (Zip Code)

David B. Liner
Vice President, General Counsel and Secretary
(941) 556-2601
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☑	Rule 13P-1 under the Securities Exchange Act (17 CFR 240.13.p-1) for the reporting period from January 1 to December 31, 2013

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01        Conflict Minerals Disclosure and Report

Roper Industries, Inc. (“Roper” or “we”, “our” or “us”) does not directly source minerals from smelters, refiners, or mines. We do not have direct knowledge to determine our conflict minerals country of origin, chain of custody, and whether or not these conflict minerals directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Our supply chain is complex and there are many levels between us and the mine. We must rely on our direct suppliers that may themselves procure conflict minerals far removed from the actual source.

To determine the country of origin (“RCOI”), we performed an inquiry with affected direct suppliers providing parts and materials in order to obtain this information for products we manufactured during the 2013 reporting period. We designed our RCOI process to include suppliers of parts and materials for which conflict minerals are necessary to the functionality or production of a product we manufactured, or contracted to be manufactured.

We notified 4,078 affected direct suppliers of our conflict minerals policy and surveyed these suppliers for conflict minerals data and related country of origin information for the 2013 reporting period based on the EICC-GeSI Conflict Minerals Reporting Template. We received responses from 857 suppliers that identified some type of conflict minerals data in their response. To the extent we determined that the conflict minerals originated, or may have originated, from the Covered Countries and may not have been from recycled or scrap sources, we are required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report.

ITEM 1.02        Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at

http://www.roperind.com/conflict-minerals.pdf

SECTION 2 - EXHIBITS

ITEM 2.01        Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROPER INDUSTRIES, INC.

By:	/s/ John Humphrey		Date: June 2, 2014
	Name	John Humphrey
	Title	Executive Vice President, Chief Financial Officer (Principal Financial Officer)